SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		20,361	0	0
Shares	Preferred		25,097	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	0	Buy	0			0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				20,361	0	0
Shares	Preferred				25,097	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		4	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				4	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		11	0	0
Shares	Preferred C		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				11	0	0
Shares	Preferred C				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		20,000	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				20,000	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred A		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred A				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		5,648	0	0
Shares	Preferred		25,644	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				5,648	0	0
Shares	Preferred				25,644	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2007, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.